EXHIBIT 1.A.(13)(b)


ENDORSEMENTS

(Only we can endorse this contract.)

This endorsement is attached to and made part of this contract on the contract date.

This contract is issued in exchange for another life insurance contract owned by the same policyowner and issued by Pruco Life Insurance Company of New Jersey on the life of another Insured. That portion of the initial premium representing the net cash value from the exchanged contract is exempt from the charge for sales expenses described in the Charge For Sales Expenses provision; it will not be considered a premium when determining such charge for premium payments made during the first contract year.

Pruco Life Insurance Company of New Jersey,


By /s/ Susan L. Blount SPECIMEN
                Secretary


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